SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2, 2016

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: November 2, 2016
	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President, Finance and CFO
Shaw Communications Inc.

2

NEWS RELEASE

Shaw Announces Fourth Quarter and Full Year Fiscal 2016 Results

Strategic realignment of assets in F16 results in subscriber growth in the fourth quarter

Calgary, Alberta (November 2, 2016) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter and year ended August 31, 2016. Consolidated revenue from continuing operations for the quarter and year-to-date of $1.3 billion and $4.9 billion increased 15.5% and 8.9% over the comparable periods, respectively. Operating income before restructuring costs and amortization1 for the quarter and year-to-date of $549 million and $2.1 billion improved 4.6% and 3.8% over the comparable periods, respectively. Excluding the results of Wireless, acquired on March 1, 2016, and the Media division, sold on April 1, 2016, revenue and operating income before restructuring costs and amortization for the quarter from the combined Consumer, Business Network Services and Business Infrastructure Services divisions were up 2.2% and down 1.0% in the quarter over the comparable period, respectively. On a full year basis, the combined three divisions reported revenue and operating income before restructuring costs and amortization, up 2.6% and 0.9% over the comparable period, respectively.

Chief Executive Officer, Brad Shaw said, “Fiscal 2016 marks a very deliberate pivot in the strategic direction for Shaw towards long-term, sustainable growth. This exciting new era builds on our wireline network advantage and extends our position into wireless and an enhanced connectivity company, delivering significant value to both our customers and our shareholders. Strong execution in fiscal 2016 resulted in solid financial results through this period of significant change. Our growth segments, comprised of Wireless, Business Network Services and Business Infrastructure Services, will continue to play a key role as we work towards building a stronger future for Shaw that drives long-term growth for all stakeholders.”

“Wireless delivered another strong quarter with revenue of $148 million increasing over 12% compared to the previous quarter. In the fourth quarter we added nearly forty thousand net new wireless subscribers and increased Average Revenue Per Unit (“ARPU”) by over 3% compared to the third quarter as customers continue to choose higher value plans. This subscriber and ARPU growth demonstrates the impact of our wireless network investments, which started this year with 3G upgrades in Western Canada, improving customer value and instilling trust and confidence among our subscribers. We are making excellent progress towards our LTE Advanced network, and the Wireless team is executing well against their business plan.” said Mr. Shaw.

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2016	2015	Change %	2016	2015	Change %
Revenue	1,306	1,131	15.5	4,884	4,486	8.9
Operating income before restructuring costs and amortization [1]	549	525	4.6	2,114	2,037	3.8
Operating margin [1]	42.0%	46.4%	(4.4 pts )	43.3%	45.4%	(2.1pts	)

Free cash flow [1]	9	35	(74.3)	482	653	(26.2)
Net income	154	276	(44.2)	1,240	880	40.9
Earnings per share
Basic	0.31	0.57		2.51	1.80
Diluted	0.31	0.57		2.51	1.79

Net income for the quarter was $154 million or $0.31 per share compared to $276 million or $0.57 per share for the prior year quarter. The decrease in net income is primarily attributed to a non-recurring gain on the sale of spectrum licenses recorded in the fourth quarter of 2015. Net income for fiscal 2016 was $1.2 billion or $2.51 per share compared to $880 million or $1.80 per share for fiscal 2015. The improvement was driven mainly by the gain on the sale of the Media division partly offset by various other non-operating costs and the prior year gain on the sale of spectrum licenses.

Consolidated free cash flow1 for the three and twelve month periods of $9 million and $482 million, respectively, compares to $35 million and $653 million for the comparable periods. The reduction for the quarter and year-to-date was largely due to lower free cash flow from Media which was sold during the third quarter and higher planned capital expenditures from continuing operations.

In the current quarter, total revenue generating units (“RGU”s) grew by approximately 8,000. This significant and positive shift in subscriber trends was driven by Wireless and Consumer Internet. In aggregate, Consumer RGUs in the fourth quarter declined approximately 37,000 RGUs, a significant improvement over the fourth quarter 2015 where the RGU loss was approximately 76,000.

“We are pleased with the Internet results this quarter as WideOpen Internet 150, which launched in mid-July, became available to a wide customer base and delivers the right balance between speed and affordability. Combining WideOpen Internet 150 with our attractive two-year Value Plans has provided price certainty to our customers and is having a positive impact on our business.” said Mr. Shaw.

Shaw is also introducing its fiscal 2017 guidance, which includes consolidated operating income before restructuring and amortization to range between $2.125 - $2.175 billion. In regards to consolidated capital, as previously disclosed, investment in fiscal 2017 is expected to be $1.3 billion and free cash flow is expected to exceed $400 million.

Brad Shaw concluded, “We have entered fiscal 2017 with the necessary foundation in place to execute on our strategic initiatives. We will continue to improve our wireline network through the implementation of DOCSIS 3.1 and use this strength to our advantage. We are currently monitoring and reviewing the results of our in-home trials of the X1 set-top box and are still on track for launching a best-in-class next generation video product. As the LTE Advanced upgrade progresses, we will combine our hybrid fibre-coax, WiFi and wireless infrastructure to create a seamless converged network that is more efficient and cost effective. We are focused on consistent and successful execution of our plan and thank our 14,000 employees who have leaned in to our strategic shift and are prepared to deliver an enhanced connectivity experience for our customers.”

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and twelve months ended August 31, 2016

November 2, 2016

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated November 2, 2016, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended August 31, 2016 and the 2015 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2015 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;

•	asset acquisitions and dispositions;

•	cost efficiencies;

•	financial guidance for future performance;

•	business and technology strategies and measures to implement strategies;

•	statements about Shaw’s equity investments, joint ventures and partnership arrangements including any statements about write-downs, losses and liabilities;

•	competitive strengths; and

•	expansion and growth of Shaw’s business and operations and other goals and plans.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such

Shaw Communications Inc.

words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include, but are not limited to:

•	general economic conditions;

•	interest;

•	income tax and exchange rates;

•	technology deployment;

•	content and equipment costs;

•	industry structure;

•	conditions and stability;

•	government regulation; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market and business conditions;

•	changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies;

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s ability to execute its strategic plans and capital projects;

•	the Company’s ability to achieve cost efficiencies;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Shaw Communications Inc.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow and accelerated capital fund.

Shaw Communications Inc.

Introduction

In 2016, we made several strategic moves to position Shaw as an enhanced connectivity provider dedicated to serving our customers for the long term. Amidst the transformative changes we were able to close out another year with solid financial results despite the competitive landscape and slowed economic environment in parts of western Canada. Our growth segments, comprised of Wireless, Business Network Services and Business Infrastructure Services, will continue to be key contributors to our success as we work towards building a stronger future for Shaw that drives long-term growth for all our stakeholders.

We enter fiscal 2017 with the necessary foundation in place to execute on our strategic initiatives. We continue to improve our wireline network through the implementation of DOCSIS 3.1 and use this strength to our advantage in the marketplace. The July launch of WideOpen Internet 150 builds upon the investments made over the past several years to enhance the quality and capacity of our broadband network, already one of North America’s largest. WideOpen Internet 150 became available to a wide customer base in the fourth quarter and balances speed with affordability. The improvements give more than 90% of communities in our footprint the ability to immediately access to top-tier speeds. Early in the fiscal year, we enhanced speeds of our Shaw Go WiFi network six-fold for our mid-tier and top tier Internet customers to enjoy at approximately 85,000 hotspots across western Canada.

In the Wireless division, we added nearly 40,000 net new wireless subscribers and increased Average Revenue Per Unit (“ARPU”) by over 3% compared to the third quarter as customers continue to choose value plans. Significant progress has been made on our path towards an LTE Advanced network as we continue to integrate our hybrid fibre-coax, WiFi and wireless facilities to create a seamless converged network that is more efficient and cost effective1. In time, customers can expect to see integrated offerings that provide them with high value for their dollar in terms of the quality of coverage and seamless connectivity experience.

Customers continued to benefit from the combination of our network investments and our commitment to bring to market innovative products and services that are industry solutions led by global partners with scale. Our next generation video product roadmap enabled through Comcast’s world-class X1 platform continues to progress with an increasing number of customers enjoying FreeRange TV. We are currently monitoring and reviewing the results of our in-home trials of the X1 set-top box and still on track for launching a best-in-class next generation video product. Our video and network product roadmap will ensure we have extraordinary experiences available for our customers and by the end of fiscal 2017 we expect to have the X1 set-top box available across western Canada.

Business Network Services continued to strengthen our position as trusted advisors to small and medium sized businesses. Applying a managed services strategy developed in partnership with Broadsoft, Cisco and Meraki, we have made it easy for businesses to harness seamless technology advances such as SmartVoice, SmartWiFi, and SmartSecurity for all of their connectivity needs.

Our Business Infrastructure Services division continues to focus on being a leading global provider of Hybrid IT Solutions. We have expanded capacity once again with the opening of our newest data centre in Plano, Texas. In addition, the recently launched Calgary data centre has positioned us as a top tier provider of private cloud, public cloud, colocation and related data centre services in the Canadian market.

1	See “Risks and Uncertainties – Competition for Wireless Operations”

Shaw Communications Inc.

Culture and People

During its realignment to an enhanced connectivity provider, the Company embarked on evolving its culture to enable it to deliver on its corporate and operational strategy. Building off the success of its Focus to Deliver program launched in 2014, the Company continues to maintain its efficiency and growth potential by ensuring business decisions are made in accordance with disciplined customer-centric criteria.

The Company believes its success and strength stems from its people and its commitment to making Shaw the place where the best people choose to work. Inspiring and engaging its employees to align with its strategy is the cornerstone of the Company’s success. Shaw is grateful to have approximately 14,000 employees committed to delivering an exceptional enhanced connectivity experience for its customers and the communities it serves.

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) to Corus Entertainment Inc. (“Corus”), a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares.

Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation, and has therefore been excluded from both continuing operations and segmented results for all periods presented in this MD&A and the accompanying interim financial statements. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2016	2015	Change %	2016	2015	Change %
Operations:
Revenue	1,306	1,131	15.5	4,884	4,486	8.9
Operating income before restructuring costs and amortization (1)	549	525	4.6	2,114	2,037	3.8
Operating margin (1)	42.0%	46.4%	(4.4pts )	43.3%	45.4%	(2.1pts )
Net income from continuing operations	144	247	(41.7)	456	666	(31.5)
Income from discontinued operations, net of tax (2)	10	29	(65.5)	784	214	266.4
Net income	154	276	(44.2)	1,240	880	40.9

Per share data:
Basic earnings per share
Continuing operations	0.29	0.52		0.92	1.40
Discontinued operations	0.02	0.05		1.59	0.40

	0.31	0.57		2.51	1.80

Diluted earnings per share
Continuing operations	0.29	0.52		0.92	1.39
Discontinued operations	0.02	0.05		1.59	0.40

	0.31	0.57		2.51	1.79

Weighted average participating shares outstanding during period (millions)	485	473		480	468

Funds flow from continuing operations (3)	369	326	13.2	1,483	1,398	6.1
Free cash flow(1)	9	35	(74.3)	482	653	(26.2)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	As of the date the Media division met the criteria to be classified as held for sale and for the period up to the transaction closing date of April 1, 2016, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the twelve month period, before tax, amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other, respectively.
(3)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber highlights

			Change		Change
			Three months ended August 31,		Year ended August 31,
	August 31, 2016	August 31, 2015	2016	2015	2016	2015
Consumer
Video – Cable	1,671,059	1,764,523	(22,171)	(33,832)	(93,464)	(102,781)
Video – Satellite	790,574	811,988	(6,332)	(7,953)	(21,414)	(38,144)
Internet (1)	1,787,642	1,772,293	10,341	265	15,349	12,493
Phone	956,763	1,027,266	(18,942)	(34,515)	(70,503)	(83,442)

Total Consumer	5,206,038	5,376,070	(37,104)	(76,035)	(170,032)	(211,874)

Business Network Services
Video – Cable	61,153	77,709	(1,602)	(5,483)	(16,556)	(12,616)
Video – Satellite	30,994	31,435	(448)	(193)	(441)	944
Internet (1)	179,867	180,248	1,723	2,434	(381)	9,647
Phone	301,328	284,785	5,848	4,832	16,543	20,159

Total Business Network Services	573,342	574,177	5,521	1,590	(835)	18,134

Wireless (2)
Postpaid	667,028	—	27,031	—	667,028	—
Prepaid	376,260	—	12,788	—	376,260	—

Total Wireless	1,043,288	—	39,819	—	1,043,288	—

Total Subscribers	6,822,668	5,950,247	8,236	(74,445)	872,421	(193,740)

(1)	Internet subscribers at August 31, 2015 have been restated to reclassify 2,081 customers from Consumer to Business Network Services.
(2)	Wireless subscribers (or Revenue Generating Units (“RGUs”) - Recurring RGUs (e.g. cellular phone, smartphone, tablet or mobile Internet device) that has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring.

Shaw’s subscriber highlights include Business Network Services subscriber measures for which the method of counting is at the individual unit level. These measures are suited for traditional offerings such as analog video, and phone, including non-cloud based Internet products, because larger installations result in subscriber additions that correlated with the increase in revenues.

With the introduction of SmartWiFi and SmartSecurity cloud based solutions, subscriber additions are generally recorded at the customer level so that a single customer is reported when an installation may involve several units. The result is that when new customers subscribe for our cloud based services, the subscriber impact is minimal. The effects are greater when existing customers upgrade from traditional business Internet with additional subscriptions to our cloud based solutions because the customer that was formerly counted as multiple units is now counted as a single subscriber. This means that, as the Company succeeds by attracting new and existing customers to its new offerings, the number of Business Network Services subscribers for Internet may fall even as revenues increase.

Shaw Communications Inc.

Overview

Our fiscal 2016 fourth quarter financial results represent improvements in revenue and operating income before restructuring costs and amortization over the fourth quarter of fiscal 2015. Highlights of the fourth quarter financial results are as follows:

•	Revenue for the quarter of $1.31 billion, an increase of 15.5% from $1.13 billion for the fourth quarter of 2015

•	Fourth quarter operating income before restructuring costs and amortization of $549 million, an increase of 4.6% from $525 million for the fourth quarter of 2015

•	Operating margin for the fourth quarter of 42.0%, down from 46.4% for the fourth quarter of 2015

•	Net income for the fourth quarter of $154 million, a decrease of 44.2% from $276 million for the fourth quarter of 2015

•	Free cash flow for the fourth quarter of $9 million, a $26 million decrease from $35 million for the fourth quarter of 2015

•	The period ended with 6,822,668 RGUs, inclusive of 1,043,288 Wireless subscribers. Wireless subscribers increased by 39,819 in the fourth quarter. Consumer and Business Network Services had a combined 31,583 RGU decline in the fourth quarter compared to a decline of 75,445 for the fourth quarter of 2015.

Revenue increased 15.5% and 8.9% for the three and twelve month periods, respectively, primarily due to the acquisition of WIND on March 1, 2016 contributing Wireless revenues of $148 million and $280 million for the respective periods. Business Network Services and Business Infrastructure Services divisions also contributed to revenue increases for the three and twelve month periods, primarily driven by customer growth and the December 2015 acquisition of INetU by the Business Infrastructure Services division.

Operating income before restructuring costs and amortization of $549 million and $2.11 billion for the three and twelve month periods improved 4.6% and 3.8% compared to $525 million and $2.04 billion for fiscal 2015. The improvement in the fourth quarter reflects the addition of the Wireless division and growth in the Business Infrastructure Services and Business Network Services divisions attributable to profitable customer growth and the acquisition of INetU. This improvement was partially offset by lower operating income before restructuring costs and amortization in the Consumer division related primarily to higher costs associated with the deployment of FreeRange TV and programming.

Revenue and operating income before restructuring costs and amortization increased $23 million and decreased $6 million, respectively, compared to the third quarter of fiscal 2016. The increase in revenue was primarily due to customer growth in the Business Network Services division and RGU growth in the Wireless division. The decrease in operating income before restructuring costs and amortization was primarily due to higher costs in the Consumer division related to the launch of WideOpen Internet 150 and employee related costs.

The Wireless division finished the quarter with 1,043,288 RGUs, adding 27,031 postpaid and 12,788 prepaid subscribers in the period. Consumer and Business Network Services, excluding named and wholesale customers, had a combined 5,779,380 million RGUs as at August 31, 2016. During the quarter, Consumer RGUs declined by 37,104, an improvement compared to declines of 47,256 RGUs in the third quarter of 2016 and 76,035 RGUs in the fourth quarter of 2015. Consumer RGU decline in the current quarter was comprised of 18,942 phone, 6,332 satellite video and 22,171 cable video, partially offset by Internet gains of 10,341.

Shaw Communications Inc.

Net income was $154 million and $1.24 billion for the three and twelve months ended August 31, 2016, respectively, compared to $276 million and $880 million for the same periods last year. The changes in net income are outlined in the following table.

	August 31, 2016 net income compared to:
	Three Months ended	Three Months ended	Year ended
(millions of Canadian dollars)	May 31, 2016	August 31, 2015	August 31, 2015
Increased (decreased) operating income before restructuring costs and amortization (1)	(6)	24	77
Decreased restructuring costs	21	1	16
Increased amortization	(3)	(33)	(93)
Decreased (increased) interest expense	6	(1)	(18)
Change in net other costs and revenue (2)	109	(138)	(239)
Decreased (increased) income taxes	(41)	44	47
Increased (decreased) income from discontinued operations, net of tax	(636)	(19)	570

	(550)	(122)	360

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of an associate or joint venture, equity income of investments in associates and other losses as detailed in the unaudited Consolidated Statements of Income and in the prior period distributions from a venture capital fund investment.

Fourth quarter net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue decreased primarily due to non-recurring charges recorded in the third quarter, including a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture interest in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate. See “Other income and Expense” for further detail on non-operating items.

Net income for the current quarter decreased $122 million relative to the fourth quarter of fiscal 2015 mainly due to higher net other costs and revenue in the prior period, primarily the result of a $158 million gain on the sale of wireless spectrum. Also contributing to the decrease in net income were increased amortization and decreased income from discontinued operations, net of tax, which was more than fully offset by higher operating income before restructuring costs and amortization and a decrease in income taxes.

Net income for the twelve month period increased $360 million relative to the comparable period primarily due to higher income from discontinued operations, net of tax, higher operating income before restructuring costs and amortization and a decrease in income taxes. Partly offsetting the improvement were increases in net other costs and revenue, higher interest expense and amortization, and reduced income from discontinued operations, net of tax, for the period following the divestiture. Net other costs and revenues improved primarily due to amounts incurred in the third quarter related to the acquisition of WIND, the impairment of goodwill relating to the Tracking business, the equity losses incurred and the impairment of the Company’s joint venture interest in shomi, the write-down of private portfolio investment and a $10 million loss from an equity accounted associate. See “Other income and Expense” for further detail on non-operating items.

Shaw Communications Inc.

Free cash flow of $9 million and $482 million for the three and twelve months ended August 31, 2016, respectively, compared to $35 million and $653 million for the comparable periods. The free cash flow decrease in each of the three and twelve month periods were primarily the result of higher planned capital expenditures and equipment costs and a reduction in free cash flow from discontinued operations following the sale of the Media division, partly offset by the incremental operating income before restructuring costs and amortization from continuing operations and the added Wireless division, lower cash taxes and dividends from equity accounted associates.

Outlook

Shaw is introducing its fiscal 2017 guidance which includes consolidated operating income before restructuring costs and amortization to range between $2.125 - $2.175 billion and free cash flow is expected to exceed $400 million.

For consolidated capital, as previously disclosed, investment in fiscal 2017 is expected to be $1.3 billion.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and pay dividends from distributable cash flow to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Operating income from continuing operations	295	303	1,134	1,134
Add back (deduct):
Restructuring costs	1	2	23	39
Amortization:
Deferred equipment revenue	(15)	(19)	(67)	(78)
Deferred equipment costs	35	41	151	164
Property, plant and equipment, intangibles and other	233	198	873	778

Operating income before restructuring costs and amortization	549	525	2,114	2,037

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended August 31,				Year ended August 31,
	2016	2015	Change		2016	2015	Change

Consumer	44.6%	46.3%	(1.7pts	)	44.4%	44.9%	(0.5pts	)
Business Network Services	50.0%	50.4%	(0.6pts	)	48.4%	49.2%	(0.8pts	)
Business Infrastructure Services	37.2%	35.3%	1.9pts		36.8%	38.6%	(1.9pts	)
Wireless	19.6%	—			21.1%	—

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Income from discontinued operations, net of tax	10	29	784	214
Add back (deduct):
Gain on divestiture, net of tax	(10)	—	(625)	—
Income taxes	—	10	57	76
Restructuring costs	—	—	—	13
Amortization:
Property, plant and equipment, intangibles and other	—	7	11	30
Other non-operating items	—	2	2	9

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	48	229	342

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and for Business Infrastructure Services is separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), cash taxes paid or payable, program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Revenue
Consumer	938	938	—	3,752	3,752	—
Business Network Services	140	133	5.3	548	520	5.4
Business Infrastructure Services	86	68	26.5	334	246	35.8
Wireless	148	—	n/a	280	—	n/a

	1,312	1,139	15.2	4,914	4,518	8.8
Intersegment eliminations	(6)	(8)	25.0	(30)	(32)	6.3

	1,306	1,131	15.5	4,884	4,486	8.9

Operating income before restructuring costs and amortization (1)
Consumer	418	434	(3.7)	1,667	1,686	(1.1)
Business Network Services	70	67	4.5	265	256	3.5
Business Infrastructure Services	32	24	33.3	123	95	29.5
Wireless	29	—	n/a	59	—	n/a

	549	525	4.6	2,114	2,037	3.8

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	266	300	(11.3)	915	954	(4.1)
Business Infrastructure Services	51	70	(27.1)	155	152	2.0
Wireless	69	—	n/a	121	—	n/a

	386	370	4.3	1,191	1,106	7.7
Accelerated capital fund investment (1)	—	(59)	100.0	—	(150)	100.0

	386	311	24.1	1,191	956	24.6

Free cash flow before the following	163	214	(23.4)	923	1,081	(14.6)
Less:
Interest	(72)	(71)	(1.4)	(299)	(281)	(6.4)
Cash taxes	(78)	(97)	19.6	(266)	(304)	12.5
Other adjustments:
Dividends from equity accounted associates	21	—	n/a	34	—	n/a
Non-cash share-based compensation	1	1	—	3	4	(0.3)
Pension adjustment	(24)	(28)	14.3	(40)	(47)	14.9
Customer equipment financing	1	3	(66.7)	8	13	(38.5)
Preferred share dividends	(3)	(3)	—	(13)	(13)	—

Free cash flow from continuing operations	9	19	(52.6)	350	453	(22.7)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	48	n/a	229	342	(33.0)
Less:
Capital expenditures	—	(8)	n/a	(5)	(16)	68.8
Cash taxes	—	(8)	n/a	(26)	(71)	63.4
Program rights	—	—	n/a	(33)	—	n/a
CRTC benefit obligation funding	—	(12)	n/a	(11)	(31)	64.5
Non-controlling interests	—	(5)	n/a	(20)	(26)	23.1
Pension adjustment	—	1	n/a	(2)	2	n/a

Free cash flow from discontinued operations	—	16	n/a	132	200	(34.0)

Free cash flow	9	35	(74.3)	482	653	(26.2)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Accelerated capital fund

In fiscal 2013, the Company established a notional fund, the accelerated capital fund, of $500 million with proceeds received from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, expansion of Shaw

Shaw Communications Inc.

Go WiFi, and additional innovative product offerings related to Shaw Go WiFi and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014 and $150 million in fiscal 2015. The accelerated capital fund closed in fiscal 2015.

Statistical and financial measures

The following measures are industry metrics that are useful in assessing the operating performance of a wireless entity, but do not have a standardized meaning under IFRS.

Wireless ARPU - ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

Wireless subscribers (or RGUs) – A recurring RGU (e.g. cellular phone, smartphone, tablet or mobile Internet device) has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring.

Discussion of operations

Consumer

	Three months ended August 31,				Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %		2016	2015	Change %
Revenue	938	938	—		3,752	3,752	—
Operating income before restructuring costs and amortization (1)	418	434	(3.7)		1,667	1,686	(1.1)

Operating margin (1)	44.6%	46.3%	(1.7pts	)	44.4%	44.9%	(0.5pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

During the quarter, Consumer RGUs declined by 37,104 with cable video, phone and Satellite decreasing 22,171, 18,942, and 6,332 respectively. These declines were offset by increased Internet RGUs of 10,341. The combined RGU results represent a significant improvement over the same quarter last year and the prior quarter. The improvement over the prior year was due primarily to the launch of WideOpen Internet 150 into the market, together with a reduction in phone unbundling activity and other market factors. The improvement over the third quarter included the introduction of WideOpen Internet 150 and the reinstatement of customers in Fort McMurray following the temporary disconnects that occurred in the third quarter. Despite the significant improvements, the economic slowdown in parts of western Canada, competitive pressures and wireline substitution continue to put downward pressure on Consumer RGUs.

Consumer revenue for the current quarter and twelve month period of $938 million and $3.8 billion respectively were comparable to the prior year periods. Improvements in revenue from annual August rate increases and growth in Internet RGUs were offset by video, phone and satellite RGU declines and lower On Demand revenues.

Operating income before restructuring costs and amortization for the quarter of $418 million was lower by 3.7% relative to the comparable quarter. The quarter results reflect the impact of flat revenues and higher expenses, including implementation and recurring costs attributable to the launch of FreeRange TV, higher programming costs and the timing of certain administrative costs. Operating income before restructuring costs and amortization for the twelve-month period was 1.1% lower than in the comparable period. The year-to-date result was similarly affected by flat revenues and higher expenses including FreeRange TV costs, and programming costs due to annual contracted increases and new content, offset partially by lower employee related costs due in part to the efficiency program enacted in the third

Shaw Communications Inc.

quarter. The efficiency program initiated by the Company during the third quarter of fiscal 2016 will deliver fiscal 2017 operating cost and capital efficiencies, in aggregate, of approximately $75 million.

The current quarter revenue showed a moderate improvement over the third quarter of fiscal 2016 while operating income before restructuring costs and amortization decreased 2.1% or by $9 million. The revenue improvements driven by an August 2016 rate increase, lower promotional costs and a full quarter of revenue from reconnected customers in Fort McMurray were more than fully offset by RGU losses, lower On Demand revenues and higher expenses including employee related costs, marketing costs in support of the WideOpen Internet 150 launch and timing of various other administrative costs.

In July, Shaw introduced its new WideOpen Internet 150 offering available in over 90% of its customer footprint. WideOpen Internet 150 is offered at an affordable price and when paired with our improved two-year Value Plans, it provides cost certainty for our customers which we expect will improve customer retention. Shaw also improved its carrier-grade Shaw Go WiFi service in the first half of fiscal 2016 by making it six times faster for our mid-tier and top-tier Internet customers. These upgrades support the continuing growth in the number of devices that Shaw’s customers are connecting to our network. Over 2.5 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are approximately 85,000 access points covering locations from British Columbia to Ontario.

Business Network Services

	Three months ended August 31,				Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %		2016	2015	Change %
Revenue	140	133	5.3		548	520	5.4
Operating income before restructuring costs and amortization (1)	70	67	4.5		265	256	3.5

Operating margin (1)	50.0%	50.4%	(0.4pts	)	48.4%	49.2%	(0.8pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $140 million and $548 million for the current quarter and twelve month period were up 5.3% and 5.4%, respectively, over the comparable periods, primarily due to customer growth in both small to medium size businesses and in large enterprise markets as well as an August 2016 rate increase for video, Internet and phone products. The business, excluding satellite services, increased revenues 6.6% in the current quarter and 7.0% on a full year basis, reflecting continued customer growth converting to or adding Shaw’s Smart suite of products.

Operating income before restructuring costs and amortization of $70 million and $265 million for the quarter and year-to-date improved 4.5% and 3.5%, respectively, over the comparable periods. Consistent with the growth trend that was achieved throughout fiscal 2016, current quarter improvements were due mainly to customer growth partially offset by the incremental costs associated with pursuing new customer opportunities including additional employee and marketing costs incurred relating to the Smart suite of products, specifically with the launch of SmartSecurity.

In the fourth quarter, revenue increased by $4 million over the third quarter of fiscal 2016, primarily due to customer growth in both small to medium size businesses and large enterprise markets as well as a rate increase in our video, Internet and phone products introduced in August 2016. Also contributing to the fourth quarter improvement was the reduction in service credits offered to business customers affected by the Fort McMurray wildfires in the third quarter. Operating income before restructuring costs and amortization also increased by $4 million over the third quarter due mainly to revenue growth and reduction in service credits.

Further broadening our footprint in the Smart suite of products and building on our portfolio of managed service offerings, in July the Company introduced SmartSecurity, a fully-managed network security

Shaw Communications Inc.

platform tailored for small businesses and deployed over Cisco’s Meraki platform. SmartSecurity protects a wired and Wi-Fi network at the edge with access control, the ability to control which applications run on the network, content filtering and connecting branch locations.

Business Infrastructure Services

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Revenue	86	68	26.5	334	246	35.8
Operating income before restructuring costs and amortization (1)	32	24	33.3	123	95	29.5

Operating margin (1)	37.2%	35.3%	1.9pts	36.8%	38.6%	(1.8pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $86 million for the current quarter increased 26.5% over the comparable period primarily due to the December 2015 acquisition of INetU and continued customer growth throughout the year. For the twelve month period, revenue of $334 million increased 35.8% over the prior year also due primarily to the acquisition of INetU and customer growth as well as a favourable foreign exchange rate and a full year of results from AppliedTrust, acquired in the fourth quarter of 2015. Excluding the effect of foreign exchange, revenue for the U.S. based operations increased by 25.6% to US$66 million for the three month period and by 24.3% to US$252 million for the twelve month period. Excluding the effect of INetU, revenue for the U.S. based operations increased by 8.9% to US$58 million for the three month period and by 12.0% to US$227 million for the twelve month period.

Operating income before restructuring costs and amortization improved over the comparable period by 33.3% for the current quarter and by 29.5% for the twelve-month period. Improvements were primarily due to the revenue increases discussed above and reduced expense attributed to share appreciation rights offset slightly by costs associated with the completion of Calgary1 data centre in Calgary, Alberta and Portland, Oregon.

Compared to the third quarter of 2016, revenue and operating income before restructuring costs and amortization were comparable as the impact of a one-time anticipated departure of a customer in a single-tenant data centre and higher costs due mainly to seasonality of utility costs were offset by customer growth in other parts of the business. Excluding the impact of foreign exchange, revenue and operating income before restructuring costs and amortization for U.S. based operations increased 0.6% and decreased 4.5%, respectively, compared to the third quarter of 2016, reflecting the previously mentioned customer departure.

The Company completed construction and testing for its newest data centre in Plano, Texas, which opened in September 2016. In addition, the recently launched Calgary1 data centre has positioned us as a top-tier hybrid IT provider of private cloud, public cloud, colocation and related data centre services in the Canadian market.

Wireless

(millions of Canadian dollars)	Three months ended August 31, 2016	Year ended August 31, 2016
Revenue	148	280
Operating income before restructuring costs and amortization (1)	29	59

Operating margin (1)	19.6%	21.1%

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

The Company is reporting its second full quarter of results from the newly created Wireless division.

Shaw Communications Inc.

Revenue for the quarter increased by $16 million over the third quarter due mainly to the nearly 40,000 added RGUs, a 3.0% increase in ARPU to $37.40 and higher handset revenue. Operating income before restructuring costs and amortization was comparable to the prior quarter as the increase in revenue was offset by an increase in expenses, including dealer commissions on higher customer activations, and commercial cost increases.

During 2016, WIND reached a milestone in acquiring its one-millionth combined postpaid and prepaid subscriber. The year ended with 667,028 postpaid subscribers and 376,260 prepaid subscribers.

Capital expenditures and equipment costs

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Consumer and Business Network Services
New housing development	27	28	(3.6)	105	106	(0.9)
Success based	74	80	(7.5)	275	284	(3.2)
Upgrades and enhancements	124	135	(8.1)	401	353	13.6
Replacement	13	14	(7.1)	43	35	22.9
Building and other	28	43	(34.9)	91	176	(48.3)

Total as per Note 4 to the unaudited interim consolidated financial statements	266	300	(11.3)	915	954	(4.1)

Business Infrastructure Services
Total as per Note 4 to the unaudited interim consolidated financial statements	51	70	(27.1)	155	152	2.0

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	69	—	n/a	121	—	n/a

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements(1)	386	370	4.3	1,191	1,106	7.7

(1)	The three and twelve months ended August 31, 2015 included $59 million and $150 million, respectively, related to certain capital investments that were funded from the accelerated capital fund as defined under “Non-IFRS and additional GAAP measures”. The accelerated capital fund was closed in fiscal 2015.

Capital investment was $386 million and $1.2 billion in the current three month and twelve month periods. Capital investment for the comparable periods was $370 million and $1.1 billion and included $59 million and $150 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives, which were completed in the fourth quarter of 2015, included investment on new internal and external Calgary data centres, increasing network capacity, next generation video delivery systems, back office infrastructure upgrades, and expediting the WiFi infrastructure build.

Consumer and Business Network Services

Success based capital for the three and twelve month periods of $74 million and $275 million were moderately lower than the comparable periods last year. The current quarter spend reflected higher customer set-top box installations as customers migrated into our two year Value Plans, offset by lower phone installations and a decrease in advanced Internet WiFi modem purchases driven by timing of delivery. Satellite success based capital spend was comparable with the prior year quarter.

Shaw Communications Inc.

On a year-to-date basis, the decrease in success based capital was due primarily to lower phone installations and decreased advanced Internet WiFi modem spend partially offset by higher Satellite success based capital spend driven by higher customer activations, increased equipment discounts and lower rental returns. Rental returns decreased in the year due mainly to the termination of the Satellite rental program.

For the three and twelve month periods, investment in the combined upgrades and enhancement and replacement categories was $137 million and $444 million respectively. The decrease from the comparable quarter was primarily due to the timing of license purchases and related equipment to support the launch of our Smart suite of products in Business Network Services. The current quarter also included higher spend on network capacity upgrades in support of enhanced broadband capacity partly offset by lower spending on the WiFi network, various other fibre projects and video on demand capacity scaling.

Capital investment in combined upgrades and enhancements, and replacement categories increased $56 million for the twelve months over the comparable period primarily due to: i) investment in the wireline network including significant bandwidth and upgrade programs; ii) next generation video delivery platforms necessary to support the rollout of Comcast’s X1 and TVE products; iii) timing of bulk material and vehicle purchases; iv) initial investment in support of Satellite MPEG2 to MPEG4 upgrade; v) investment in Business Network Services managed WiFi and SmartVoice products; and vi) mainline upgrade activities. Increased investments were partly offset by lower spend on Shaw Go WiFi access points and fibre builds in support of Business Network Services.

Investment in buildings and other of $28 million and $91 million for the three and twelve month periods were down $15 million and $85 million, respectively, over the comparable periods. The decreases in each of the current quarter and year-to-date periods relate to lower spend on the internal data centre, Shaw Court refurbishment expenditures, lower internal network, software and equipment upgrades and lower capitalized interest.

Capital spend on new housing development for the three and twelve month periods was $27 million and $105 million, respectively and were comparable to the $28 million and $106 million from the prior year period.

Business Infrastructure Services

Capital investment of $51 million and $155 million for the three and twelve month periods, respectively, was primarily growth related capital investment in core infrastructure and equipment to expand existing facilities in Denver, Colorado and Portland, Oregon along with development of the newest data center in Plano, Texas. Also included in the twelve-month period is $11 million related to investment in the Calgary1 data centre located in Calgary, Alberta.

Wireless

Capital investment of $69 million and $121 million for the quarter and for the six months since the formation of the Wireless division, respectively, represented investment for the continued improvement in the network infrastructure primarily in the LTE Advanced core and radio network rollout readiness project across the network as well as capital investments made on the upgrade of back office systems.

Shaw Communications Inc.

Discontinued operations – Shaw Media

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Revenue	—	232	610	1,080
Eliminations(1)	—	(20)	(46)	(78)

	—	212	564	1,002

Operating, general and administrative expenses
Employee salaries and benefits	—	44	109	180
Purchases of goods and services(2)	—	140	272	558

	—	184	381	738
Eliminations(1)	—	(20)	(46)	(78)

	—	164	335	660
Restructuring costs	—	—	—	13
Amortization(2)	—	7	11	30
Accretion of long-term liabilities and provisions	—	1	2	4
Other losses	—	1	—	5

Income from discontinued operations before tax and gain on divestiture	—	39	216	290
Income taxes	—	10	57	76

Income from discontinued operations before gain on divestiture	—	29	159	214
Gain on divestiture	10	—	672	—
Income taxes on gain	—	—	47	—

Income (loss) from discontinued operations, net of tax	10	29	784	214

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in twelve month period amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other.

For the twelve month period, revenue of $564 million and income from discontinued operations, net of tax, of $784 million compared to $1.0 billion and $214 million last year, respectively. The revenue decrease was the result of seven months of results in the current year prior to the divestiture of the former Media division on April 1, 2016. The increase in income from discontinued operations, net of tax, was primarily due to the $672 million gain on the divestiture offset by the impact of lower income from discontinued operations before gain on divestiture, the result of only seven months of results in the current year, and income taxes on the gain.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2016
Fourth	1,306	549	144	154	154	0.29	0.31
Third	1,283	555	58	700	704	0.11	1.44
Second	1,151	502	116	156	164	0.24	0.32
First	1,144	508	138	209	218	0.28	0.43
2015
Fourth	1,131	525	247	272	276	0.51	0.57
Third	1,135	527	136	202	209	0.28	0.42
Second	1,118	498	135	163	168	0.28	0.34
First	1,100	487	148	219	227	0.31	0.46

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Fourth quarter net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenues and restructuring costs. Net other costs and revenue decreased primarily due to non-recurring charges recorded in the third quarter, including a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate. See “Other income and Expense” for further detail on non-operating items.

Net income for the third quarter increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue decreased primarily due to $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 loss from an equity accounted associate.

In the second quarter of 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenues of $13 million. Net other costs and revenues decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of WIND and INetU.

In the first quarter of 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenues decreased primarily due to a fourth quarter 2015 gain on the sale of wireless

Shaw Communications Inc.

spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture of $5 million in the first quarter of 2016.

In the fourth quarter of 2015, net income increased $67 million primarily due to improved net other revenue items of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other costs and revenue items was due to the combined effects of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the Shaw Court insurance claim.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $29 million, an increase in income from discontinued operations, net of tax, of $40 million, lower restructuring costs of $35 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015, net income decreased $59 million due to lower income from discontinued operations, net of tax, of $46 million and restructuring expenses of $36 million partially offset by higher operating income before restructuring costs and amortization of $10 million, net other costs and revenue items of $24 million due to the aforementioned venture capital fund distributions.

In the first quarter of 2015, net income increased $35 million due to income from discontinued operations, net of tax, of $56 million and a decrease in income taxes of $26 million, partially offset by increases in amortization of $33 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s joint venture interest in shomi.

Other income and expense items

Amortization	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Amortization revenue (expense)
Deferred equipment revenue	15	19	(21.1)	67	78	(14.1)
Deferred equipment costs	(35)	(41)	14.6	(151)	(164)	7.9
Property, plant and equipment, intangibles and other	(233)	(198)	(17.7)	(873)	(778)	(12.2)

Amortization of property, plant and equipment, intangibles and other increased 17.7% and 12.2% for the three months and year ended August 31, 2016 over the comparable periods due to amortization related to the new Wireless division, the effect of higher foreign exchange rates on the translation of ViaWest and the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Amortization of financing costs – long-term debt	1	1	—	5	4	25.0
Interest expense	73	72	1.4	301	283	6.4

Interest expense for the quarter was comparable to the same period in the prior year, with a decrease in capitalized interest largely offset by slightly lower average debt levels. For the twelve month period ended August 31, 2016, interest expense increased over the comparable period primarily due to increased debt related to the INetU and WIND acquisitions, foreign exchange on U.S. dollar denominated debt and a decrease in capitalized interest.

Business acquisition costs

In fiscal 2016, the Company incurred $20 million of acquisition related costs for professional fees paid to lawyers, consultants, advisors and other related costs in respect of the acquisition of WIND which closed on March 1, 2016, and $1 million related to the acquisition of INetU. During the first quarter of the prior year, $6 million of costs were incurred in respect of the acquisition of ViaWest.

Equity loss of an associate or joint venture

For the three and twelve month periods ended August 31, 2016, the Company recorded equity losses of $nil and $51 million, respectively, compared to $13 million and $56 million for in the comparable periods related to its interest in shomi, a joint venture with Rogers Communications Inc. See “Other losses” for further information regarding the shomi investment.

For the three and twelve month periods ended August 31, 2016, the Company recorded equity losses of $nil and $10 million, respectively, related to its investment in Corus.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $54 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $16. In the prior year, the category included a write-down of $6 in respect of a property held for sale, distributions of $27 from a venture capital fund investment, a write-down of $27 in respect of a private portfolio investment, additional proceeds of $15 related to the fiscal 2012 Shaw Court insurance claim and asset write-downs of $55.

Subsequent to the period end, shomi announced its decision to wind down its operations with service ending November 30, 2016. As a result, the Company expects to incur an investment loss of up to $120 million in its first quarter ending November 30, 2016 relating to estimated provisions for future liabilities in shomi.

Income taxes

Income taxes are lower in the current quarter and year mainly due to a reduction in net income.

Shaw Communications Inc.

Financial position

Total assets were $15.2 billion at August 31, 2016 compared to $14.6 billion at August 31, 2015. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2015.

Current assets decreased $133 million due to decreases in accounts receivable of $200 million, partially offset by increases in cash of $7 million and other current assets of $60 million. Accounts receivable decreased primarily due to the sale of the former Media division, partly offset by accounts receivable of WIND acquired during the third quarter. Cash increased as the funds provided by operations exceeded the cash outlay for investing and financing activities. Other current assets increased with the acquisition of WIND.

Investments and other assets increased $756 million primarily due to the Corus Class B shares received as proceeds on the sale of the Media division, partially offset by equity losses of associates and joint ventures and write-downs of an investment in shomi and an investment in a privately held entity.

Property, plant and equipment increased $387 million due to the WIND and INetU business acquisitions and capital investment in excess of amortization, partly offset by property, plant and equipment of the Media division, which was sold during the third quarter. Other long-term assets increased $16 million mainly due to the acquisition of WIND. Intangibles and goodwill decreased $343 million due to goodwill and intangibles related to the Media division which was disposed of during the quarter, partly offset by $1.6 billion of intangibles and $231 million goodwill recorded on the acquisitions of INetU and WIND, net software intangible additions and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $119 million during the quarter due to decreases in the current portion of long-term debt of $196 million and current provisions of $19 million, partially offset by increases of $57 million in accounts payable and accruals, $20 million in income taxes payable and $19 million in unearned revenue. The decrease in current portion of long term debt is due to the repayment of $300 million variable rate senior notes on February 1, 2016 and $300 million 6.15% senior notes on May 9, 2016, partly offset by inclusion of $400 million 5.70% senior notes due March 2, 2017. Current provisions decreased primarily due to lower unpaid restructuring amounts. Accounts payable and accruals increased due the inclusion of accounts payable related to WIND which was acquired in the third quarter, partially offset by accounts payable related to the Media division which was sold during the third quarter and the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable increased as a result of the current period provision partially offset by installments made in the period.

Long-term debt increased $139 million due to the issuance of $300 million in fixed rate senior notes at a rate of 3.15% due February 19, 2021, the debt incurred related to the acquisition of INetU under ViaWest’s and the Company’s credit facility totaling US $170 million and the effect of foreign exchanges rates on ViaWest’s debt and the Company’s US dollar borrowings under its credit facility, partially offset by the reclassification of the 6.15% senior notes to current liabilities.

Other long-term liabilities decreased $51 million mainly due to amounts related to the former Media division which was sold and contributions to employee benefit plans partially offset by actuarial losses recorded on those plans in the current quarter. Provisions increased due to the addition of WIND asset retirement obligations.

Shaw Communications Inc.

Deferred credits decreased $25 million due to a decline in deferred equipment revenue.

Deferred income tax liabilities increased $39 million primarily due to the amounts recorded on the acquisition of WIND and INetU, partly offset by amounts related to the former Media division which was sold during the previous quarter and current year income tax recovery.

Shareholders’ equity increased $649 million primarily due to increases in share capital of $299 million and retained earnings of $622 million partly offset by decreases in accumulated other comprehensive loss of $33 million and equity attributable to non-controlling interests of $236 million. Share capital increased due to the issuance of 9,489,566 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”) and the issuance of 2,866,384 Class B Non-Voting Shares in connection with the acquisition of WIND. As at October 14, 2016, share capital is as reported at August 31, 2016 with the exception of the issuance of a total of 694,470 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings increased due to current year earnings of $1.2 billion, partially offset by dividends of $584 million while equity attributable to non-controlling interests decreased due to their share of current year earnings and derecognition in connection to the sale of Shaw Media. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans.

Liquidity and capital resources

In the current year, the Company generated $482 million of free cash flow, including $132 million of free cash flow from discontinued operations. Shaw used its free cash flow along with $1.8 billion net proceeds on the sale of the Media division, $300 million proceeds from a 3.15% senior note issuance, borrowings of $1.4 billion under its credit facilities, borrowings of $192 million under ViaWest’s credit facility, proceeds on issuance of Class B Non-Voting Shares of $37 million and funding through the net working capital change of $114 million to repay at maturity $300 million of variable rate senior notes, repay at maturity $300 million 6.15% senior notes, finance the $223 million acquisition of INetU, finance the $1.6 billion acquisition of WIND, pay common share dividends of $380 million, make $104 million in financial investments, repay $1.4 billion borrowings under its credit facilities, pay $35 million in restructuring costs and pay $7 million in other net items.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $188 million during the twelve months ending August 31, 2016.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU for approximately US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities and incremental term loan proceeds under ViaWest’s credit facility. In addition, ViaWest’s revolving credit facility was increased from US$85 million to US$120 million.

On February 11, 2016 the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1.0 billion to $1.5 billion under the bank credit facility.

The Company entered into an agreement with a syndicate of lenders to provide a $1.0 billion non-revolving term loan facility to partially fund the acquisition of WIND. The Company used the proceeds of the term loan along with cash on hand, $300 million borrowings under its existing bank credit facility

Shaw Communications Inc.

and proceeds from the issuance of 2,866,384 Class B Non-Voting Shares to finance the acquisition of WIND on March 1, 2016. The $1.0 billion non-revolving term loan facility and $300 million borrowings under the Company’s bank credit facility were repaid on April 1, 2016 with the proceeds from the sale of Shaw Media to Corus.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

ViaWest Credit Facilities
Total Net Leverage Ratio(3)	≤ 6.50:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate of interest expense for the most recently completed fiscal quarter multiplied by four and dividends paid or accrued on shares (other than participating shares) during the most recently completed four fiscal quarters.
(3)	Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

At August 31, 2016 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.539% for the period from and including June 30, 2016 to but excluding September 30, 2016. During the quarter, the floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.512% for the period from and including September 30, 2016 to but excluding December 31, 2016. The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

Cash Flow from Operations

Operating Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Funds flow from operations	369	326	13.2	1,483	1,398	6.1
Net change in non-cash balances related to operations	100	8	>100.0	72	(106)	>100.0
Operating activities of discontinued operations	—	108	(100.0)	108	249	(56.6)

	469	442	6.1	1,663	1,541	7.9

For the three month period ended August 31, 2016, funds flow from operations increased over the comparable period primarily due to higher operating income before restructuring costs and amortization and lower income tax expense. On a year-to-date basis, funds flow from operations increased over the comparable period primarily due to higher operating income before restructuring costs and amortization, lower restructuring costs and lower income tax expense, partially offset by higher business acquisition costs and interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in accounts receivable balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2016	2015	Increase	2016	2015	Decrease
Cash flow used in investing activities	(316)	(226)	(90)	(1,227)	(1,904)	677

The cash used in investing activities increased over the comparable quarter due primarily to the prior year net proceeds on the sale of wireless spectrum licenses. For the twelve month period ended August 31, 2016, cash used in investing activities decreased over the comparable period primarily due to proceeds on sale of the former Media division, partially offset by higher acquisitions and cash outlays for capital expenditures and inventory in the current year. The prior year also reflected net proceeds on the sale of wireless spectrum licenses.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Bank loans – net borrowings	—	—	69	361
ViaWest’s credit facility and finance lease obligations	10	(2)	183	52
WIND finance lease obligations	(1)	—	(1)	—
Repay Cdn variable rate senior notes	—	—	(300)	—
Issuance of 3.15% senior unsecured notes	—	—	300	—
Senior notes issuance cost	—	—	(2)	—
Repay 6.15% senior unsecured notes	—	—	(300)	—
Bank facility arrangement costs	—	—	(11)	(14)
Dividends	(97)	(100)	(393)	(382)
Issuance of Class B Non-Voting Shares	16	5	38	129
Financing activities of discontinued operations	—	(4)	(12)	(23)

	(72)	(101)	(429)	123

Shaw Communications Inc.

Accounting standards

The MD&A included in the Company’s August 31, 2015 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Accounting policies for WIND Mobile Corp. (“WIND”)

The Company has adopted the following accounting policies in respect of WIND.

Revenue

WIND earns its revenue from providing access to, and usage of, its wireless telecommunications infrastructure. The Company’s principal sources of revenue and the methods of recognition of this revenue are as follows:

•	Monthly subscription fees for wireless voice, text and data services are recorded as revenue in the period the service is provided. Payments related to unearned prepaid services are recorded as deferred revenue at the reporting date.

•	Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided.

•	Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

The Company offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenue earned in connection with the services is applied against the up-front discount provided on the handset. WIND also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Inventories

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Shaw Communications Inc.

Recent accounting pronouncements

During the year, the Company adopted amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures outlined in Sale or Contribution of Assets between an Investor and its Associates or Joint Venture as issued by the IASB in September 2014. These amendments were to be applied prospectively to transactions occurring for annual periods commencing after a date to be determined by the IASB, however earlier application is permitted.

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 2, Share-based Payment, was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018, however earlier application is permitted.

•	IFRS 16, Leases, requires entities to recognize lease assets and lease obligations on the balance sheet. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted.

•	IAS 12, Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•	IAS 7, Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual periods beginning on or after January 1, 2017.

Risks and Uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2015 Annual Report under “Known events, trends, risks and uncertainties” in Management’s Discussion and Analysis.

The sale of the former Media division and retention of a smaller equity interest in Corus has reduced the Company’s exposure to risks relating to Media as described in the August 31, 2015 Annual Report.

The acquisition of WIND exposes Shaw to new risks relating to wireless operations. The descriptions of many of the risks discussed in the Company’s August 31, 2015 Annual Report are relevant to the Company’s expansion into the wireless communications business, including, risks described under “Competition and technological change”, “Impact of regulation”, “Economic conditions”, “Interest rates, foreign exchange rates, and capital markets”, “Litigation”, “Network failure”, “Information systems and internal business processes” and “Reliance on suppliers”. The following is an overview of the regulatory environment relating to wireless operations and certain risks that are particular to WIND.

Overview of Regulatory Environment for Wireless Operations

WIND currently owns and operates a 3G mobile wireless network in Ontario, Alberta and British Columbia, and offers services to customers over this network as a Wireless Service Provider (“WSP”) and a Wireless CLEC.

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Innovation, Science and Economic Development Canada (formerly, Industry Canada, and referred to as the

Shaw Communications Inc.

“Department”) under the Radiocommunication Act. The use of spectrum is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

WIND’s AWS-1 licenses were issued in March 2008 for a term of ten years. Prior to expiration, WIND may apply for license renewal for an additional license term of up to ten years. WIND’s AWS-3 licenses were issued in April 2015 and have a term of 20 years. WIND has a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred or some unforeseen issue occurs. The process for issuing licenses after the initial term, and applicable terms and conditions of such renewals, will be determined by the Department.

In June 2013, the Department set out a framework governing transfers, divisions and subordination of spectrum licenses for commercial mobile spectrum. The framework sets out considerations and criteria for reviewing and approving license transfers, prospective transfers, and deemed license transfers, which include the consideration of the quantum and concentration of license holdings of the applicants in the licensed area, availability of alternative spectrum, and the degree of deployment of spectrum by the applicants. The framework articulates review procedures and timelines.

The CRTC regulates mobile wireless services under the Telecommunications Act. In August 1994, the CRTC decided to forbear from regulating most areas pertaining to mobile wireless service (while deciding to maintain active oversight of customer confidential information and other general conditions for mobile wireless service, including mandating wireless number portability and issues pertaining to mobile 911). Further, the CRTC published the current Wireless Code in June 2013 (which came into effect in December 2013), which imposes inter alia limitations on early cancellation fees to ensure customers are not liable to contract terms longer than two years, the unlocking of wireless devices, mandating trial periods for wireless contracts and setting default caps on overage roaming charges. In May 2015, the CRTC issued a comprehensive policy framework for wholesale wireless services, including roaming, tower sharing and mobile virtual network operators (“MVNOs”). The CRTC required the three national wireless incumbent carriers to provide wholesale roaming services to other wireless carriers, including WIND, at cost-based rates. A proceeding is underway to set these cost-based rates, which should be completed by early 2017. The CRTC did not mandate MVNO access services. The cost-based wholesale roaming tariff proceeding may have an impact on WIND’s roaming costs, and on the rates and services that WIND can offer customers.

In December 2014, the Government of Canada’s Bill C-43 received Royal Assent, providing that under the Telecommunications Act and the Radiocommunication Act, the CRTC and the Department can impose monetary penalties on companies that contravene associated laws, regulations and rules.

WIND’s wireless operations are dependent on being able to locate and construct wireless antenna sites, which in some cases require certain authorizations or approvals from municipalities. In February 2013, a federal protocol related to the siting of wireless antenna systems was established to provide for a more comprehensive consultation process related to local land use priorities and new antenna site design parameters. The protocol contemplates notification of municipalities and the undertaking of public consultations in certain circumstances.

Risks for Wireless Operations

Changes to, or the introduction of new, laws, regulations, policies and conditions of license related to WIND’s wireless operations, as well as the failure to issue new spectrum licenses, the failure to renew existing licenses, the failure to approve the transfer of licenses (if such were to be requested), and the issuance of additional spectrum licenses to WIND’s competitors, could have a material adverse effect on

Shaw Communications Inc.

WIND’s business, including how WIND provides products and services, and WIND’s financial condition, prospects and the results of operations. In addition, WIND could experience higher costs due to amended or newly-adopted laws and regulations, or decisions of the Department or the CRTC.

The Department may not renew WIND’s mobile spectrum licenses on acceptable terms, or at all. The process for issuing or renewing licenses, including the terms and conditions of any renewed or new licenses, and whether license fees should apply for future license terms, is expected to be determined by the Department.

Competition for Wireless Operations

WIND operates in the highly competitive Canadian wireless market which is characterized by several large and established national and regional participants in Canada, and may face increased competition in the future from existing or new entrants or from alternate technologies, such as the use of Wi-Fi networks to deliver data services to customers beyond their home. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our average revenue per user for wireless subscribers, or both, and may have other adverse effects on Shaw’s operations and/or its financial results. Significant capital investments will be required to upgrade and maintain the WIND wireless network, and these investments may need to be made before related revenues, if any, are realized.

The LTE Advanced network will be built using WIND’s AWS-3 spectrum licences for which there is currently not a robust handset ecosystem. This ecosystem may not emerge on a timeframe that matches the planned rollout of our planned LTE Advanced network.

Other Potential Risks for Wireless Operations

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect WIND’s business. Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All of WIND’s cell sites comply with all applicable laws and regulations. Further, WIND relies on suppliers of network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and WIND cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	August 31, 2016	August 31, 2015

ASSETS
Current
Cash	405	398
Accounts receivable	268	468
Inventories	65	60
Other current assets	138	78
Assets held for sale [note 12]	—	5

	876	1,009
Investments and other assets [notes 12 and 13]	853	97
Property, plant and equipment	4,607	4,220
Other long-term assets	275	259
Deferred income tax assets	6	14
Intangibles	7,450	7,459
Goodwill	1,172	1,506

	15,239	14,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	944	887
Provisions	33	52
Income taxes payable	215	195
Unearned revenue	215	196
Current portion of long-term debt [notes 7 and 12]	412	608

	1,819	1,938
Long-term debt [notes 7 and 12]	5,200	5,061
Other long-term liabilities	135	186
Provisions	53	10
Deferred credits	563	588
Deferred income tax liabilities	1,174	1,135

	8,944	8,918
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	6,294	5,409
Non-controlling interests in subsidiaries	1	237

	6,295	5,646

	15,239	14,564

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Revenue [note 4]	1,306	1,131	4,884	4,486
Operating, general and administrative expenses [note 6]	(757)	(606)	(2,770)	(2,449)
Restructuring costs [notes 6 and 14]	(1)	(2)	(23)	(39)
Amortization:
Deferred equipment revenue	15	19	67	78
Deferred equipment costs	(35)	(41)	(151)	(164)
Property, plant and equipment, intangibles and other	(233)	(198)	(873)	(778)

Operating income from continuing operations	295	303	1,134	1,134
Amortization of financing costs – long-term debt	(1)	(1)	(5)	(4)
Interest expense	(73)	(72)	(301)	(283)
Business acquisition costs	—	—	(21)	(6)
Equity income (loss) of an associate or joint venture	—	(13)	(61)	(56)
Gain on sale of wireless spectrum licenses	—	158	—	158
Impairment of goodwill [note 15]	—	—	(17)	(15)
Other losses [note 16]	(19)	(26)	(102)	(44)

Income from continuing operations before income taxes	202	349	627	884
Current income tax expense [note 4]	82	103	247	288
Deferred income tax recovery	(24)	(1)	(76)	(70)

Net income from continuing operations	144	247	456	666
Income from discontinued operations, net of tax [note 3]	10	29	784	214

Net income	154	276	1,240	880

Net income from continuing operations attributable to:
Equity shareholders	144	247	456	666

Income from discontinued operations attributable to:
Equity shareholders	10	25	764	190
Non-controlling interests in subsidiaries held for sale	—	4	20	24

	10	29	784	214

Basic earnings per share [note 9]
Continuing operations	0.29	0.52	0.92	1.40
Discontinued operations	0.02	0.05	1.59	0.40

	0.31	0.57	2.51	1.80

Diluted earnings per share [note 9]
Continuing operations	0.29	0.52	0.92	1.39
Discontinued operations	0.02	0.05	1.59	0.40

	0.31	0.57	2.51	1.79

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Net income	154	276	1,240	880

Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	1	6
Adjustment for hedged items recognized in the period	—	(2)	—	(6)
Unrealized loss on available-for-sale investment	—	(1)	—	(3)
Reclassification of loss on available-for-sale investment to income	4	—	4	—
Share of other comprehensive income of associates	(4)	—	(5)	—
Exchange differences on translation of a foreign operation	1	59	(7)	184
Exchange differences on US denominated debt hedging a foreign operation	—	(24)	4	(74)

	1	32	(3)	107

Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	(19)	6	(36)	1
Discontinued operations	(10)	11	(8)	6

	(28)	49	(47)	114

Comprehensive income	126	325	1,193	994

Comprehensive income attributable to:
Equity shareholders	126	321	1,173	970
Non-controlling interests in subsidiaries	—	4	20	24

	126	325	1,193	994

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2016
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,883	(19)	5,409	237	5,646
Net income	—	—	1,220	—	1,220	20	1,240
Other comprehensive income	—	—	—	(47)	(47)	—	(47)

Comprehensive income	—	—	1,220	(47)	1,173	20	1,193
Dividends	—	—	(396)	—	(396)	—	(396)
Dividend reinvestment plan	188	—	(188)	—	—	—	—
Shares issued under stock option plan	43	(6)	—	—	37	—	37
Share-based compensation	—	3	—	—	3	—	3
Business acquisition	68	—	—	—	68	—	68
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)
Derecognition/transfer on sale of discontinued operation [note 3]	—	—	(14)	14	—	(244)	(244)

Balance as at August 31, 2016	3,799	42	2,505	(52)	6,294	1	6,295

Year ended August 31, 2015
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	856	—	856	24	880
Other comprehensive income	—	—	—	114	114	—	114

Comprehensive income	—	—	856	114	970	24	994
Dividends	—	—	(396)	—	(396)	—	(396)
Dividend reinvestment plan	166	—	(166)	—	—	—	—
Shares issued under stock option plan	152	(23)	—	—	129	—	129
Share-based compensation	—	4	—	—	4	—	4
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(22)	(22)

Balance as at August 31, 2015	3,500	45	1,883	(19)	5,409	237	5,646

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2016	2015	2016	2015
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	369	326	1,483	1,398
Net change in non-cash balances related to continuing operations	100	8	72	(106)
Operating activities of discontinued operations	—	108	108	249

	469	442	1,663	1,541

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(265)	(289)	(1,005)	(923)
Additions to equipment costs (net) [note 4]	(20)	(20)	(83)	(72)
Additions to other intangibles [note 4]	(33)	(20)	(110)	(75)
Net reduction to inventories	13	16	19	59
Business acquisitions, net of cash acquired [note 5]	—	(9)	(1,778)	(902)
Proceeds on sale of discontinued operations, net of costs and cash sold	—	—	1,798	—
Additions to investments and other assets	(15)	(15)	(71)	(125)
Distributions received and proceeds from sale of investments	4	—	6	29
Proceeds on disposal of property, plant and equipment	—	20	6	26
Net proceeds on sale of wireless spectrum licences	—	99	—	99
Investing activities of discontinued operations	—	(8)	(9)	(20)

	(316)	(226)	(1,227)	(1,904)

FINANCING ACTIVITIES
Increase in long-term debt	12	—	1,910	921
Debt repayments	(3)	(2)	(1,961)	(508)
Bank facility arrangement costs	—	—	(11)	(14)
Issue of Class B Non-Voting Shares [note 8]	16	5	38	129
Dividends paid on Class A Shares and Class B Non-Voting Shares	(94)	(97)	(380)	(369)
Dividends paid on Preferred Shares	(3)	(3)	(13)	(13)
Financing activities of discontinued operations	—	(4)	(12)	(23)

	(72)	(101)	(429)	123

Effect of currency translation on cash balances	—	1	—	1

Increase (Decrease) in cash	81	116	7	(239)
Cash, beginning of the period	324	282	398	637

Cash of continuing operations, end of the period	405	398	405	398

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2016 were authorized for issue by the Board of Directors on November 1, 2016.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2015 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2015.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of accounting policies for WIND Mobile Corp. (“WIND”)

The Company has adopted the following accounting policies in respect of WIND.

Revenue

WIND earns its revenue from providing access to, and usage of, its wireless telecommunications infrastructure. The Company’s principal sources of revenue and the methods of recognition of this revenue are as follows:

•	Monthly subscription fees for wireless voice, text and data services are recorded as revenue in the period the service is provided. Payments related to unearned prepaid services are recorded as deferred revenue at the reporting date.

•	Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

The Company offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenues earned in connection with the services is applied against the up-front discount provided on the handset. WIND also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Inventories

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Standards and amendments to standards issued but not yet effective

During the year, the Company adopted amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures outlined in Sale or Contribution of Assets between an Investor and its Associates or Joint Venture as issued by the IASB in September 2014. These amendments were to be applied prospectively to transactions occurring for annual periods commencing after a date to be determined by the IASB, however earlier application is permitted.

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 2 Share-based Payment was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018, however earlier application is permitted.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted.

•	IAS 12 Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•	IAS 7 Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

3.	DISCONTINUED OPERATIONS

In the second quarter of fiscal 2016, the Company announced it entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares.

Although, through holding of the shares in Corus, the Company will effectively retain an indirect, non-controlling interest in the Media division subsequent to the sale, the Company will no longer have control over the division. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation.

The transaction closed on April 1, 2016, but remains subject to customary closing adjustments. The Company recognized a gain on the divestiture within income from discontinued operations as follows:

August 31, 2016
Proceeds on disposal, net of transaction costs of $22	2,645
Non-controlling interest in disposed net assets	244
Net assets disposed	(2,217)

672
Income taxes	47

Gain on divestiture, net of tax	625

In connection with the disposal, remeasurements of employee benefit plans related to discontinued operations of $14 were transferred within equity from accumulated other comprehensive income to retained earnings.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Revenue	—	232	610	1,080
Eliminations(1)	—	(20)	(46)	(78)

	—	212	564	1,002

Operating, general and administrative expenses
Employee salaries and benefits	—	44	109	180
Purchases of goods and services(2)	—	140	272	558

	—	184	381	738
Eliminations(1)	—	(20)	(46)	(78)

	—	164	335	660
Restructuring costs	—	—	—	13
Amortization(2)	—	7	11	30
Accretion of long-term liabilities and provisions	—	1	2	4
Other losses	—	1	—	5

Income from discontinued operations before tax and gain on divestiture	—	39	216	290
Income taxes	—	10	57	76

Income from discontinued operations before gain on divestiture	—	29	159	214
Gain on divestiture, net of tax	10	—	625	—

Income from discontinued operations, net of tax	10	29	784	214

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and twelve month periods amounted to $nil and $35 for program rights and $nil and $6 for property, plant and equipment, intangibles and other.

4.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi and Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American and European businesses. The Wireless segment, formed by the acquisition of WIND on March 1, 2016, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta with 50MHz of spectrum covering these regions. All of the Company’s reportable segments are substantially located in Canada with the exception of Business Infrastructure Services, consisting primarily of ViaWest which has operations located in the United States and Europe. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Revenue
Consumer	938	938	3,752	3,752
Business Network Services	140	133	548	520
Business Infrastructure Services	86	68	334	246
Wireless	148	—	280	—

	1,312	1,139	4,914	4,518
Intersegment eliminations	(6)	(8)	(30)	(32)

	1,306	1,131	4,884	4,486

Operating income before restructuring costs and amortization
Consumer	418	434	1,667	1,686
Business Network Services	70	67	265	256
Business Infrastructure Services	32	24	123	95
Wireless	29	—	59	—

	549	525	2,114	2,037
Restructuring costs	(1)	(2)	(23)	(39)
Amortization	(253)	(220)	(957)	(864)

Operating income	295	303	1,134	1,134

Current taxes
Operating	78	97	266	304
Other/non-operating	4	6	(19)	(16)

	82	103	247	288

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	245	278	826	870
Business Infrastructure Services	51	70	155	152
Wireless	69	—	121	—

	365	348	1,102	1,022

Equipment costs (net of revenue)
Consumer and Business Network Services	21	22	89	84

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	266	300	915	954
Business Infrastructure Services	51	70	155	152
Wireless	69	—	121	—

	386	370	1,191	1,106

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	265	289	1,005	923
Additions to equipment costs (net)	20	20	83	72
Additions to other intangibles	33	20	110	75

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	318	329	1,198	1,070
Increase/decrease in working capital and other liabilities related to capital expenditures	68	60	(4)	53
Decrease in customer equipment financing receivables	1	3	6	12
Less: Proceeds on disposal of property, plant and equipment	—	(21)	(6)	(26)
Less: Satellite equipment profit (2)	(1)	(1)	(3)	(3)

Total capital expenditures and equipment costs (net) reported by segments	386	370	1,191	1,106

(1)	The three and twelve months ended August 31, 2015 include $59 and $150, respectively, related to certain capital investments that were funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

5.	BUSINESS ACQUISITIONS

Mid-Bowline Group Corp. (and its wholly owned subsidiary, WIND Mobile Corp.)

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. (collectively, “WIND”) for enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares. The acquisition of WIND is a significant step in the Company’s drive for growth and positions the Company to be a leading pure-play provider of connectivity that is focused on delivering consumer and business communications supported by best-in-class wireline, WiFi, wireless and data infrastructure.

The operating results of WIND are included in the Company’s consolidated financial statements from the date of acquisition. WIND contributed $280 revenue and $11 net income for the period from March 1, 2016 to August 31, 2016. If the acquisition had closed on September 1, 2015, WIND revenue and net income would have approximated $541 and $15, respectively. In connection with the transaction, the Company incurred $20 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The fair value of purchase consideration consisted of $1,588 in cash and $68 in shares issued in connection with the acquisition. A summary of net assets and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	35
Accounts receivable(1)	12
Inventories	24
Other current assets	58
Property, plant and equipment	277
Other long term assets	19
Intangibles (2)	1,560
Goodwill, not deductible for tax (3)	65

2,050
Accounts payable and accrued liabilities	110
Unearned revenue	9
Current debt (4)	3
Long-term debt (4)	2
Provisions	43
Deferred income taxes	227

1,656

(1)	Accounts receivable consist of $23 gross contractual amounts receivable from customers less $11 not expected to be collected.
(2)	Intangibles include wireless spectrum licenses, subscriber relationships and software assets.
(3)	Goodwill comprises the value of growth opportunities created through the combination of businesses and networks, a strong management team and an assembled workforce.
(4)	Current and long-term debt is comprised of finance lease obligations in respect of certain equipment.

INetU, Inc.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for US$162 which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. INetU is a solutions provider of public, private and hybrid cloud environments in addition to offering managed security and compliance services. The acquisition of INetU allows ViaWest to add new services to its cloud and managed offerings, and to expand its geographical footprint with eastern U.S. and European cloud locations.

INetU contributed $32 revenue and $14 net income for the period from December 15, 2015 to August 31, 2016. If the acquisition had closed on September 1, 2015, revenue and net income would have been approximately $46 and $18, respectively.

In connection with the transaction, the Company incurred $1 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The purchase consideration consisted of $223 in cash. A summary of net assets and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	—
Receivables	4
Other current assets	1
Property and equipment	25
Intangibles (1)	68
Goodwill, not deductible for tax (2)	166

264
Current liabilities	7
Deferred income taxes	34

223

(1)	Intangibles include customer relationships and software assets.
(2)	Goodwill comprises the value of growth opportunities created through the combination of businesses, a strong management team and an assembled workforce. Goodwill decreased $8 at August 31, 2016 due to translation using the period end foreign exchange rate.

Other

Effective October 31, 2015, the Company acquired the assets of a small cable system serving approximately 1,300 video subscribers in British Columbia. The cash consideration of $2 has been allocated to property, plant and equipment and broadcast rights.

6.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended August 31		Year ended August 31
	2016	2015	2016	2015
Employee salaries and benefits	222	191	866	793
Purchase of goods and services	536	417	1,927	1,695

	758	608	2,793	2,488

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT

	August 31, 2016			August 31, 2015
	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $
Corporate
Bank loans (1)	498	—	498	434	—	434
Cdn fixed rate senior notes-
6.15% due May 9, 2016	—	—	—	299	1	300
5.70% due March 2, 2017	400	—	400	399	1	400
5.65% due October 1, 2019	1,246	4	1,250	1,245	5	1,250
5.50% due December 7, 2020	498	2	500	497	3	500
3.15% due February 19, 2021	298	2	300	—	—	—
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,418	32	1,450	1,418	32	1,450

	4,855	43	4,898	4,789	45	4,834
Cdn variable rate senior notes-
Due February 1, 2016	—	—	—	300	—	300

	4,855	43	4,898	5,089	45	5,134
Other
ViaWest – credit facility(2)	682	13	695	506	12	518
ViaWest – other	31	—	31	34	—	34
WIND - other	4	—	4	—	—	—
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,612	56	5,668	5,669	57	5,726
Less current portion (3)	412	—	412	608	1	609

	5,200	56	5,256	5,061	56	5,117

(1)	Bank loans include borrowings of USD $380 at August 31, 2016 (August 31, 2015 – USD $330). During the second quarter, the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1 billion to $1.5 billion.
(2)	In connection with the INetU acquisition completed during the second quarter, ViaWest increased its term loan by USD $80 and increased the maximum borrowings under its revolving credit facility by USD $35.
(3)	Current portion of long-term debt includes the 5.70% senior notes due March 2017 and the amounts due within one year in respect of ViaWest’s term loan, and ViaWest’s and WIND’s finance lease obligations and landlord debt.

On February 19, 2016, the Company issued $300 senior notes at a rate of 3.15% due February 19, 2021.

During the third quarter, related to the acquisition of WIND, the Company entered into $1.0 billion non-revolving credit facility with a syndicate of lenders (the “WIND Facility”). The full amount of the WIND Facility was drawn to fund the acquisition of WIND, along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid in the third quarter using the cash proceeds received from the Shaw Media disposition.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	SHARE CAPITAL

Changes in share capital during the year ended August 31, 2016 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2015	22,420,064	2	451,471,562	3,205	12,000,000	293	—	—
Issued upon stock option plan exercises	—	—	1,827,108	43	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	7,662,458	188	—	—	—	—
Issued in connection with acquisition of WIND	—	—	2,866,384	68	—	—	—	—
Convertsion to Series B Preferred Shares	—	—	—	—	(1,987,607)	(48)	1,987,607	48

August 31, 2016	22,420,064	2	463,827,512	3,504	10,012,393	245	1,987,607	48

During the quarter, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.539% for the period from and including June 30, 2016 to but excluding September 30, 2016. During the quarter, the floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.512% for the period from and including September 30, 2016 to but excluding December 31, 2016. The floating quarterly dividend rate will be reset quarterly.

9.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended August 31		Year ended August 31
	2016	2015	2016	2015
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	144	247	456	666
Deduct: dividends on Preferred Shares	(3)	(3)	(13)	(14)

Net income attributable to common shareholders from continuing operations	141	244	443	652
Net income from discontinued operations	10	29	784	214
Deduct: net income from discontinued operations attributable to non-controlling interests	—	(4)	(20)	(24)

Net income from discontinued operations attributable to common shareholders	10	25	764	190

Net income attributable to common shareholders	151	269	1,207	842

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

	Three months ended August 31		Year ended August 31
	2016	2015	2016	2015
Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	485	473	480	468
Effect of dilutive securities (1)	1	1	1	3

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	486	474	481	471

Basic earnings per share ($)
Continuing operations	0.29	0.52	0.92	1.40
Discontinued operations	0.02	0.05	1.59	0.40

Attributable to common shareholders	0.31	0.57	2.51	1.80

Diluted earnings per share ($)
Continuing operations	0.29	0.52	0.92	1.39
Discontinued operations	0.02	0.05	1.59	0.40

Attributable to common shareholders	0.31	0.57	2.51	1.79

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2016, 577,758 (2015 – 3,071,261) and 1,613,077 (2015 – 2,548,433) options were excluded from the diluted earnings per share calculation.

10.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Reclassification of loss on available-for-sale investment to income	4	—	4
Share of other comprehensive income of associates	(5)	—	(5)
Exchange differences on translation of a foreign operation	(7)	—	(7)
Exchange differences on translation of US denominated debt hedging a foreign operation	4	—	4

	(2)	(1)	(3)

Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(49)	13	(36)
Discontinued operations	(11)	3	(8)

	(62)	15	(47)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Reclassification of loss on available-for-sale investment to income	4	—	4
Share of other comprehensive income of associates	(4)	—	(4)
Exchange differences on translation of a foreign operation	1	—	1
Exchange differences on translation of US denominated debt hedging a foreign operation	—	—	—

	1	—	1
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(26)	7	(19)
Discontinued operations	(13)	3	(10)

	(38)	10	(28)

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(8)	2	(6)
Unrealized loss on available-for-sale investment	(3)	—	(3)
Exchange differences on translation of a foreign operation	184	—	184
Exchange differences on translation of US denominated debt hedging a foreign operation	(74)	—	(74)

	107	—	107
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(1)	2	1
Discontinued operations	8	(2)	6

	114	—	114

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized loss on available-for-sale investment	(1)	—	(1)
Exchange differences on translation of a foreign operation	59	—	59
Exchange differences on translation of US denominated debt hedging a foreign operation	(24)		(24)

	31	1	32
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	6	—	6
Discontinued operations	14	(3)	11

	51	(2)	49

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2016 $	August 31, 2015 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—
Share of other comprehensive income of associates	(5)	—
Unrealized loss on available-for-sale investment	—	(5)
Foreign currency translation adjustments	108	110

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(156)	(119)
Discontinued operations	—	(5)

	(52)	(19)

11.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Net income from continuing operations	144	247	456	666
Adjustments to reconcile net income to funds flow from operations:
Amortization	254	220	962	868
Deferred income tax recovery	(24)	(1)	(76)	(70)
Share-based compensation	1	1	3	4
Defined benefit pension plans	(24)	(27)	(40)	(43)
Accretion of long-term liabilities and provisions	(1)	1	(1)	(1)
Equity loss of an associate or joint venture	—	13	61	56
Impairment of goodwill	—	—	17	15
Gain on sale of spectrum	—	(158)	—	(158)
Loss on write-down of assets	8	3	16	61
Loss on write-down of investments	4	27	74	27
Distributions from a venture capital investment	—	—	—	(27)
Other	7	—	11	—

Funds flow from continuing operations	369	326	1,483	1,398

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Interest paid	26	36	306	283
Income taxes paid (net of refunds)	15	76	242	408
Interest received	1	1	2	2

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2016	2015	2016	2015
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	49	43	188	166

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. Theses equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value. The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The carrying values and estimated fair values of an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	August 31, 2016		August 31, 2015
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Investment in publicly traded company (1)	—	—	4	4

Liabilities
Long-term debt (including current portion) (2)	5,612	6,252	5,669	6,307
Contingent liability(3)	2	2	2	2

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Real estate property

A real estate property was classified as held for sale in the statement of financial position at August 31, 2015. At August 31, 2015, the property’s fair value of $5 was based on the sale which closed during the first quarter.

13.	INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. Although the Class B Corus shares do not have voting rights, the Company is considered to have significant influence due to Board representation.

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. The company’s portfolio of multimedia offerings encompasses 45 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

The Company participates in Corus’ dividend reinvestment program for its initial investment in Corus Class B Shares. For the three and twelve month periods ended August 31, 2016, the Company received dividends of $21 and $34 from Corus that were reinvested in additional Corus Class B shares. At August 31, 2016, the Company owned 74,135,891 Corus Class B shares having a fair value of $911 and representing 38% of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the period from April 1 to August 31, 2016 was 37%.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summary financial information for Corus at August 31, 2016 and for the three and twelve months then ended is as follows:

August 31, 2016 $
Current assets	470
Non-current assets	5,623
Current liabilities	(532)
Non-current liabilities	(3,085)

Net assets	2,476
Less: non-controlling interests	(158)

2,318

Carrying amount of the investment	817

	Three months ended August 31, 2016 $	Twelve months ended August 31, 2016 $
Revenue	384	1,171

Net income (loss) attributable to:
Shareholders	—	126
Non-controlling interest	8	18

	8	144

Other comprehensive income, attributable to shareholders	(11)	(15)

Comprehensive income	(3)	129

Equity income from associates(1)	—	(10)
Other comprehensive income from equity accounted associates(1)	(4)	(5)

	(4)	(15)

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders from April 1, 2016.

14.	RESTRUCTURING COSTS

During 2014 and 2015, the Company undertook organizational changes and restructured its operations across its Consumer and Business Network Services operating segments. The remaining costs in respect of the restructuring activities were paid in fiscal 2016.

During the third quarter of the current year, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of WIND and the divestiture of Shaw Media. In connection with the restructuring, the Company recorded $25 primarily related to severance and employee related costs in respect of the approximate 200 affected employees. The continuity of the restructuring provisions follows and the majority of remaining costs are expected to be paid within the next four months.

$
Balance as at September 1, 2015	17
Additions	25
Unused amounts related to prior restructuring provisions	(3)
Payments	(35)

Balance as at August 31, 2016	4

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	IMPAIRMENT OF GOODWILL

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $17 was recorded in the previous quarter with respect to goodwill associated with the Tracking operations in the Business Network Services division. The Company estimated the recoverable amount using a discounted cash flow analysis based on the most recent estimates of future operating results which are reflective of long-term pressures as customers migrate from satellite based tracking to wireless tracking, and technology changes in the industry.

16.	OTHER LOSSES

Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $54 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $16. In the comparative year, the category included a write-down of $6 in respect of a property held for sale, distributions of $27 from a venture capital fund investment, a write-down of $27 in respect of a private portfolio investment, additional proceeds of $15 related to the fiscal 2012 Shaw Court insurance claim and asset write-downs of $55.

17.	SUBSEQUENT EVENTS

Subsequent to the period end, shomi, a joint venture of the Company and Rogers Communications Inc., announced the decision to wind down operations with service ending November 30, 2016. As a result, the Company expects to incur an investment loss of up to $120 million in its first quarter ending November 30, 2016 relating to an estimated provision for future liabilities in shomi.